UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

Intelligent Systems Corporation
(Name of Issuer)
Common Stock
(Title of Class of Securities)
45816D100
(CUSIP Number)
Bonnie L. Herron
4355 Shackleford Road
Norcross, Georgia 30093
(404) 564-5504
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
July 23, 2009
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	45816D100

1	NAMES OF REPORTING PERSONS J. Leland Strange

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		291,130

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,751,670

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		291,130

WITH	10	SHARED DISPOSITIVE POWER

		1,751,670

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	2,042,800

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	22.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer
This statement relates to Common Stock, par value $0.01 per share (“Common Stock”), of Intelligent Systems Corporation, a Georgia corporation (the “Issuer”), whose principal executive offices are located at 4355 Shackleford Road, Norcross, Georgia 30093.
Item 2. Identity and Background
(a) This Schedule 13D is filed on behalf of J. Leland Strange.
(b) Mr. Strange’s business address is 4355 Shackleford Road, Norcross, Georgia 30093.
(c) Mr. Strange’s principal employment is as Chairman of the Board, President and Chief Executive Officer of the Issuer.
(d) During the last five years, Mr. Strange has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, Mr. Strange has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violations with respect to such laws.
(f) Mr. Strange is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
Mr. Strange acquired 1,179,468 shares of Common Stock for $825,627.60 in cash pursuant to the Issuer’s Rights Offering on July 23, 2009. The other shares of Common Stock beneficially owned by Mr. Strange were acquired as follows: 525,232 upon the merger of Intelligent Systems Master Limited Partnership (the “MLP”), the Company’s predecessor entity, with the Company in 1991 pursuant to which all record holders in the MLP exchanged their holdings in the MLP for the same number of shares in the Company; 230,000 shares upon the exercise of stock options in January 2000 at exercise prices ranging from $0.875 to $2.25 per share; and an aggregate of 63,100 shares in various open market purchases from October 2008 through March 2009 at prices ranging from $0.55 to $1.63. All shares, other than the shares acquired as a result of the MLP merger, were acquired with personal funds.
Item 4. Purpose of Transaction
All the shares of Common Stock beneficially owned by Mr. Strange have been acquired for investment. The Issuer conducts its operations through wholly and majority owned subsidiaries or minority owned affiliates to which it devotes extensive management resources. The Issuer’s business strategy includes consideration from time to time, as opportunities may be presented, of the acquisition of promising technologies or companies, additional investments in less-than-wholly owned companies, and the disposition of one of its companies or interests therein. In his capacity as a director and officer of the Issuer, Mr. Strange expects to be involved in any such activities of the Issuer that might arise.

Except for the business strategy set forth in the preceding paragraph, Mr. Strange currently has no plan or proposal which relates to or would result in:
(a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e) Any material change in the present capitalization or dividend policy of the Issuer;
(f) Any other material change in the Issuer’s business or corporate structure;
(g) Changes in the Issuer’s articles of incorporation or bylaws or other actions which may impede the acquisition or control of the Issuer by any person;
(h) Causing the Common Stock to be delisted from a national securities exchange;
(i) The Common Stock becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j) Any action similar to any of those enumerated above.
Item 5. Interest in Securities of the Issuer
(a) Based on the number of shares of Common Stock outstanding as of July 23, 2009 (after giving effect to the Issuer’s Rights Offering completed on that date), Mr. Strange may be deemed to be the beneficial owner of 2,042,800 shares (22.7% of the outstanding shares). For purposes of this statement that number includes 45,000 shares subject to outstanding stock options, 1,457,764 shares held jointly with Jane Strange, Mr. Strange’s wife, and 293,906 shares held individually of record by Jane Strange, but Mr. Strange disclaims beneficial ownership of shares held individually by his wife.
(b)	(i) Mr. Strange has sole power to vote or direct the vote of, and to dispose or direct the disposition of, 291,130 shares identified in Item 5(a) above.

(ii) Mr. Strange shares the power to vote or to direct the vote of, and to dispose or direct the disposition of, 1,751,670 shares identified in Item 5(a) above.

(c) Mr. Strange has acquired shares of Common Stock since May 23, 2009, as follows:

		Consideration Per
Acquisition Date	Number of Shares	Share	Type of Acquisition
7/23/09	1,179,468	$.70	Purchased in the Issuer’s registered shareholder rights offering.
The 1,179,468 shares acquired in the rights offering includes 196,953 shares acquired by Jane Strange, individually.
(d) Other than Jane Strange, who is the individual holder of record of 293,906 shares and the joint owner of Mr. Strange’s 1,457,764 shares identified in Item 5(b)(ii) above, no person other than Mr. Strange has any right to receive (or the power to direct the receipt of) dividends from, or proceeds from the sale of, the 2,042,800 shares identified in Item 5(a) above.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.
Item 7. Material to Be Filed as Exhibits
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 24, 2009	/s/ J. Leland Strange
J. Leland Strange